

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-Mail
William C. Gibbs
President
Millstream Ventures, Inc.
4760 S. Highland Drive, Suite 341
Salt Lake City, Utah 84117

> **Re: Millstream Ventures, Inc.**
> **Form 8-K**
> **Filed June 10, 2011, as amended August 24, 2011 and**
>   **September 1, 2011**
> **File No. 000-53167**
>
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 9, 2011, as amended August 2, 2011, August 24, 2011 and**
>   **September 1, 2011**
> **File No. 000-53167**

Dear Mr. Gibbs:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director